Exhibit 21

Subsidiaries of Rubicon Financial Incorporated
As of December 31, 2009

Name of Subsidiary	State of Incorporation	Percentage Ownership	Status
Newport Coast Securities, Inc.	California	100%	Operating
Rubicon Financial Insurance Services, Inc.	California	100%	Operating
Rubicon Real Estate & Mortgages, Inc.	California	100%	Dormant
Rubicon Securities, Inc.	Nevada	100%	Dormant
Newport Coast Asset Management, Inc.	California	100%	Dormant
Dial-A-Cup, Inc.	Nevada	100%	Dormant